                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:  December 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        MERCURY INTERACTIVE CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   589405109
                   ----------------------------------------
                                (CUSIP Number)


       Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022   (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                               February 2, 1998
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 589405109                                       Page 2 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-93,700
        Zweig-DiMenna International Limited-349,900
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-66,000
        Zweig-DiMenna Partners, L.P.-147,100
        Gotham Advisors, Inc., on behalf of a discretionary account-43,200

8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-93,700
        Zweig-DiMenna International Limited-349,900
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-66,000
        Zweig-DiMenna Partners, L.P.-147,100
        Gotham Advisors, Inc., on behalf of a discretionary account-43,200

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-93,700
        Zweig-DiMenna International Limited-349,900
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-66,000
        Zweig-DiMenna Partners, L.P.-147,100
        Gotham Advisors, Inc., on behalf of a discretionary account-43,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-4.2%

        Zweig-DiMenna Special Opportunities, L.P.-0.6%
        Zweig-DiMenna International Limited-2.1%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.4%
        Zweig-DiMenna Partners, L.P.-0.9%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.2%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                          SCHEDULE 13D - AMENDMENT NO. 1


     Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. hereby amend the Schedule 13D, filed with respect to shares of common stock, par value $0.002 per share ("Shares") of Mercury Interactive Corporation.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Mercury Interactive Corporation were purchased at an aggregate cost of $12,526,183 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.   -       93,700

            Zweig-DiMenna International Limited         -       349,900

            Zweig-DiMenna Partners, L.P.                -       147,100

            ZDIM Account                                -       66,000

            Gotham Account                              -       43,200

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.   -       0.6%

            Zweig-DiMenna International Limited         -       2.1%

            Zweig-DiMenna Partners, L.P.                -       0.9%

            ZDIM Account                                -       0.4%

            Gotham Account                              -       0.2%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.   -        93,700

            Zweig-DiMenna International Limited         -       349,900

            Zweig-DiMenna Partners, L.P.                -       147,100

            ZDIM Account                                -        66,000

            Gotham Account                              -        43,200

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.   -        0

            Zweig-DiMenna International Limited         -        0

            Zweig-DiMenna Partners, L.P.                -        0

            ZDIM Account                                -        0

            Gotham Account                              -        0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.  -         93,700

            Zweig-DiMenna International Limited        -        349,900

            Zweig-DiMenna Partners, L.P.               -        147,100

            ZDIM Account                               -         66,000

            Gotham Account                             -         43,200

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.  -         0

            Zweig-DiMenna International Limited        -         0

            Zweig-DiMenna Partners, L.P.               -         0

            ZDIM Account                               -         0

            Gotham Account                             -         0

     c. Since December 2, 1997, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased and/or sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            12/15/97    Purchased 2,100 shares at $22.4583 a share

            1/22/98     Sold 700 shares at $29.25 a share

            1/23/98     Sold 6,700 shares at $27.85 a share

            1/26/98     Sold 6,700 shares at $26.5438 a share

            1/28/98     Sold 2,900 shares at $28.75 a share

            2/2/98      Sold 6,700 shares at $30.7750 a share

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF TRANSACTION

            12/15/97    Purchased 8,000 shares at $22.4583 a share

            1/22/98     Sold 2,400 shares at $29.25 a share

            1/23/98     Sold 24,600 shares at $27.85 a share

            1/26/98     Sold 24,600 shares at $26.5438 a share

            1/28/98     Sold 6,900 shares at $28.75 a share

            2/2/98      Sold 25,000 shares at $30.7750 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF TRANSACTION

            12/15/97    Purchased 3,400 shares at $22.4583 a share

            1/22/98     Sold 1,100 shares at $29.25 a share

            1/23/98     Sold 10,900 shares at $27.85 a share

            1/26/98     Sold 10,900 shares at $26.5438 a share

            1/28/98     Sold 11,600 shares at $28.75 a share

            2/2/98      Sold 10,500 shares at $30.7750 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            12/15/97    Purchased 1,500 shares at $22.4583 a share

            1/22/98     Sold 500 shares at $29.25 a share

            1/23/98     Sold 4,800 shares at $27.85 a share

            1/26/98     Sold 4,800 shares at $26.5438 a share

            1/28/98     Sold 3,600 shares at $28.75 a share

            2/2/98      Sold 4,700 shares at $30.7750 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF TRANSACTION

            1/22/98     Sold 300 shares at $29.25 a share

            1/23/98     Sold 3,000 shares at $27.85 a share

            1/26/98     Sold 3,000 shares at $26.5438 a share

            2/2/98      Sold 3,100 shares at $30.7750 a share

     d.   Not Applicable

     e. On January 23, 1998 the Investors ceased to be the beneficial owners of 5% of the shares

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1998

                            ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
                            By:  Zweig-DiMenna Associates LLC,
                            Managing General Partner


                            By: /s/  Joseph A. DiMenna
                               ----------------------
                            Name: Joseph A. DiMenna
                            Title: A Managing Director of the Managing
                            General Partner

                            ZWEIG-DiMENNA INTERNATIONAL LIMITED

                            By: Zweig-DiMenna International Managers, Inc., Investment Manager


                            By: /s/  Joseph A. DiMenna
                                ----------------------
                            Name: Joseph A. DiMenna
                            Title: Executive Vice President

                            ZWEIG-DiMENNA PARTNERS, L.P.
                            By: Zweig-DiMenna Associates LLC,
                            Managing General Partner

                            By: /s/  Joseph A. DiMenna
                                ----------------------
                            Name:  Joseph A. DiMenna
                            Title: A Managing Director of the Managing General
                                   Partner

                            ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


                            By: /s/  Joseph A. DiMenna
                                ----------------------
                            Name: Joseph A. DiMenna
                            Title: Executive Vice President

                            GOTHAM ADVISORS, INC.


                            By: /s/  Joseph A. DiMenna
                                ----------------------
                            Name: Joseph A. DiMenna
                            Title: Vice President